SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(unaudited)

SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Financial Statements for the three and nine months ended
September 30, 2017

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	September 30	December 31
		2017	2016
		$	$
Current assets
Cash and cash equivalents		424,025	327,127
Trade and other receivables		40,962	58,437
Marketable securities		109,721	148,944
Inventory	4	178,396	154,915
Held for sale	5	1,416	12,097
Other		2,211	2,720
		756,731	704,240
Non-current assets
Property, plant and equipment	6	665,267	663,828
Deferred income tax assets		—	1,096
Goodwill		49,786	49,786
Other		27,436	19,738
Total assets		1,499,220	1,438,688

Current liabilities
Trade and other payables		53,959	61,500
Provisions	7	18,695	82,806
		72,654	144,306
Non-current liabilities
Deferred income tax liabilities		113,852	116,887
Provisions	7	93,948	55,562
Debt		229,810	220,054
Total liabilities		510,264	536,809

Equity
Share capital		1,046,108	1,043,555
Other reserves		9,156	(1,014)
Equity component of convertible notes		68,347	68,347
Deficit		(155,576)	(209,009)
Total equity attributable to SSR Mining shareholders		968,035	901,879
Non-controlling interest		20,921	—
Total liabilities and equity		1,499,220	1,438,688

Events after the reporting date (note 12)
The accompanying notes are an integral part of the condensed consolidated interim financial statements
Approved by the Board of Directors and authorized for issue on November 7, 2017

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Income
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2017	2016	2017	2016
		$	$	$	$

Revenue		106,005	143,381	340,892	363,669
Cost of sales	10	(83,483)	(84,191)	(248,819)	(237,119)
Income from mine operations		22,522	59,190	92,073	126,550
General and administrative expenses		(7,043)	(4,061)	(18,225)	(20,684)
Exploration, evaluation and reclamation expenses		(5,086)	(4,280)	(16,810)	(12,238)
Impairment reversal	6	—	—	24,357	—
Business acquisition costs		—	(601)	—	(4,529)
Operating income		10,393	50,248	81,395	89,099
Interest earned and other finance income		1,664	508	3,965	1,247
Interest expense and other finance costs		(9,428)	(6,461)	(25,650)	(19,571)
Foreign exchange gain (loss)		129	(3,248)	3,823	(6,535)
Other		(583)	(48)	(2,882)	(1,861)
Income before income tax		2,175	40,999	60,651	62,379
Income tax expense		(354)	(2,957)	(6,035)	(9,554)
Net income		1,821	38,042	54,616	52,825
Attributable to:
Equity holders of SSR Mining		1,067	38,042	53,433	52,825
Non-controlling interests		754	—	1,183	—

Net income per share attributable to equity holders of SSR Mining
Basic	8	$0.01	$0.32	$0.45	$0.54
Diluted	8	$0.01	$0.31	$0.44	$0.53

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$

Net income	1,821	38,042	54,616	52,825

Other comprehensive (loss) income:

Items that will not be reclassified to net income
Change in value of investments at FVTOCI, net of tax $1,346, $1,969, ($1,638) and ($12,233), respectively	(9,483)	(13,132)	10,498	82,232

Items that may be subsequently reclassified to net income:
Cash flow hedges, net of tax ($140), $46, ($256) and ($207), respectively	240	108	363	578
Other comprehensive (loss) income	(9,243)	(13,024)	10,861	82,810
Total comprehensive (loss) income	(7,422)	25,018	65,477	135,635

Attributable to:
Equity holders of SSR Mining	(8,176)	25,018	64,294	135,635
Non-controlling interests	754	—	1,183	—

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

					Equity			Non-
	Note	Common Shares		Other	component of		Total	controlling	Total
		Shares	Amount	reserves	convertible notes	Deficit	equity	interests	equity
		000's	$	$	$	$	$	$	$
Balance, January 1, 2016		80,826	707,607	(54,805)	68,347	(273,966)	447,183	—	447,183
Shares and options issued pursuant to the acquisition of Seabee Gold Operation, net of share issuance costs		37,394	324,990	4,045		—	329,035	—	329,035
Exercise of stock options		1,129	10,479	(4,115)	—	—	6,364	—	6,364
Equity-settled share-based compensation	9	—	—	1,985	—	—	1,985	—	1,985
Total comprehensive income for the period		—	—	82,810	—	52,825	135,635	—	135,635
Balance, September 30, 2016		119,349	1,043,076	29,920	68,347	(221,141)	920,202	—	920,202

Balance, January 1, 2017		119,401	1,043,555	(1,014)	68,347	(209,009)	901,879	—	901,879
Exercise of stock options		299	2,553	(1,004)	—	—	1,549	—	1,549
Equity-settled share-based compensation	9	—	—	1,654	—	—	1,654	—	1,654
Recognition of joint venture	3	—	—	(1,341)	—	—	(1,341)	18,572	17,231
Funding from non-controlling interest		—	—	—	—	—	—	1,166	1,166
Total comprehensive income for the period		—	—	10,861	—	53,433	64,294	1,183	65,477
Balance, September 30, 2017		119,700	1,046,108	9,156	68,347	(155,576)	968,035	20,921	988,956
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2017	2016	2017	2016
		$	$	$	$
Cash flows from operating activities
Net income for the period		1,821	38,042	54,616	52,825
Adjustments for:
Depreciation, depletion and amortization		24,206	19,103	72,911	51,777
Net non-cash finance expense		7,120	4,863	19,903	16,685
Impairment reversal	6	—	—	(24,357)	—
Income tax expense		354	2,957	6,035	9,554
Non-cash foreign exchange loss		459	1,993	996	733
Net changes in non-cash working capital items	12	5,979	(7,020)	(8,923)	(21,994)
Other items impacting operating activities	12	1,157	1,684	4,932	5,610
Cash generated by operating activities before interest and taxes		41,096	61,622	126,113	115,190
Tax moratorium paid		(1,909)	—	(7,323)	—
Interest paid		(6,294)	(3,901)	(12,895)	(8,179)
Income taxes paid		(2,601)	(4,655)	(6,345)	(10,457)
Cash generated by operating activities		30,292	53,066	99,550	96,554
Cash flows from and used in investing activities
Purchase of plant and equipment		(8,864)	(12,068)	(24,871)	(31,237)
Capitalized stripping costs		(6,056)	(13,787)	(17,152)	(22,453)
Underground mine development costs		(1,314)	(2,141)	(5,994)	(2,944)
Capitalized exploration costs		(1,211)	(1,564)	(4,129)	(4,392)
Closing payment on formation of joint venture, net of cash acquired	3	—	—	(12,972)	—
Net proceeds from acquisition and sale of marketable securities		54,397	—	54,397	4,422
Cash received from acquisition of Seabee Gold Operation, net of share exchange payment		—	—	—	16,908
Tax deposit received		—	18,243	—	18,243
Interest received		1,081	928	2,551	1,576
Other		537	(192)	2,309	655
Cash generated (used) by investing activities		38,570	(10,581)	(5,861)	(19,222)
Cash flows from and used in financing activities
Proceeds from exercise of stock options		608	2,599	1,493	6,364
Funding from non-controlling interests		1,166	—	1,166	—
Repayment of bank loan		—	—	—	(3,845)
Repayment of Seabee Gold Operation credit facility		—	—	—	(13,707)
Share issuance fees on Seabee Gold Operation acquisition		—	—	—	(212)
Cash generated (used) by financing activities		1,774	2,599	2,659	(11,400)
Effect of foreign exchange rate changes on cash and cash equivalents		(141)	(159)	550	(250)
Increase in cash and cash equivalents		70,495	44,925	96,898	65,682
Cash and cash equivalents, beginning of period		353,530	232,619	327,127	211,862
Cash and cash equivalents, end of period		424,025	277,544	424,025	277,544
The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining"), formerly Silver Standard Resources Inc., is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. On May 4, 2017 our shareholders approved a name change to SSR Mining Inc., with the name change becoming effective on August 1, 2017. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
These statements were authorized for issue by our Board of Directors on November 7, 2017.

b)	Significant accounting judgments and estimates
The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2017 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2016 other than the following accounting estimates;

(i)	Export duties on Pirquitas mine
Following the resolution of the export duty claim (note 7), we have measured the resulting liability in Argentine pesos ("ARS") at net present value of estimated future cash outflows. This required an estimate of the most appropriate discount rate to use for such an ARS liability.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(ii)	Mine life extension of the Pirquitas mine
Following our exercise of the option to form the Puna Operations joint venture, and subsequent closure of the transaction (note 3), during the nine months ended September 30, 2017 we re-assessed our estimates for: (a) the recoverable amount of plant assets that were previously impaired; (b) depreciable lives of remaining plant assets; (c) value added tax ("VAT") collectability; (d) supplies inventory usage; and (e) timing of cash flows for our close down and restoration provision. The result of these changes in estimates was an impairment reversal of $24,357,000 (note 6) and a reduction to our close down and restoration provision of $5,377,000 (note 7).

(iii)	Recognition of Puna Operations joint venture
As a result of the formation of the Puna Operations joint venture we were required to recognize the acquired Chinchillas mineral property asset at fair value (note 3). The valuation required significant management judgment in determining an appropriate valuation approach, and furthermore significant estimation to determine appropriate assumptions for planned metal production and costs (operating and capital), metal prices, discount rate, VAT recoveries and other working capital movements.

3.	PUNA OPERATIONS JOINT VENTURE

On March 31, 2017, we exercised our option on the Chinchillas project and on May 31, 2017 formed a jointly owned company with Golden Arrow Resources Corporation ("Golden Arrow") called Puna Operations Inc. ("Puna Operations") for the development of the property. The jointly owned company, holding the Pirquitas and Chinchillas properties, is owned 75% by SSR Mining and we are the operator. This transaction is expected to extend the Puna Operations operating life by approximately eight years.

Under the terms of the arrangement we paid the option exercise payment to Golden Arrow of $12,972,000, net of cash acquired.

At May 31, 2017 we recognized an asset of $28,839,000 representing the fair value of the Chinchillas mineral property acquired. In addition, we recognized a non-controlling interest of $18,572,000. As we retain control of Puna Operations, the difference between the carrying value of the assets acquired and liabilities assumed and the non-controlling interest, was recognized in equity attributable to our shareholders; this totaled $1,341,000.

4.	INVENTORY

	September 30, 2017	December 31, 2016
	$	$
Current:
Finished goods	11,177	11,627
Stockpiled ore	15,360	30,574
Leach pad inventory	125,293	86,696
Materials and supplies	26,566	26,018
	178,396	154,915
Non-current materials and supplies	1,803	1,811
	180,199	156,726

The cost of supplies inventory held at its net realizable value at September 30, 2017 was $4,807,000 (December 31, 2016 - $7,246,000).

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	ASSETS HELD FOR SALE

On May 2, 2017, we completed the sale of our 100% interest in the Berenguela project in Peru to Valor Resources Limited ("Valor") for consideration in deferred payments and a 9.9% equity interest in Valor.

The carrying value of the asset was reclassified from an asset held for sale of $8,098,000 to marketable securities received of $1,098,000, and deferred consideration of $7,246,000. A gain on sale of $246,000 was recorded in other income.

In addition, during the period we also sold one ball mill that had been classified as held for sale, and wrote down the carrying value of a second mill to reflect its fair value based upon sales proceeds received for the first mill.

6.	PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment (1)	Mineral properties subject to depreciation	Mineral properties not yet subject to depreciation (2)	Exploration and evaluation assets (3)	Total
	$	$	$	$	$
Cost
Balance, January 1, 2017	509,008	306,277	89,288	136,992	1,041,565
Additions	21,051	31,398	31,597	500	84,546
Disposals	(6,741)	—	—	(1,000)	(7,741)
Impairment reversal	24,357	—	—	—	24,357
Property write downs	—	(747)	—	(899)	(1,646)
Change in estimate of close down and restoration provision	(8,954)	(501)	—	—	(9,455)
Balance, end of period	538,721	336,427	120,885	135,593	1,131,626

Accumulated depreciation
Balance, January 1, 2017	(276,170)	(101,567)	—	—	(377,737)
Charge for the year	(40,250)	(54,215)	—	—	(94,465)
Disposals	5,843	—	—	—	5,843
Balance, end of period	(310,577)	(155,782)	—	—	(466,359)

Net book value at September 30, 2017	228,144	180,645	120,885	135,593	665,267
Net book value at December 31, 2016	232,838	204,710	89,288	136,992	663,828

(1) Includes assets under construction of $19,138,000 at September 30, 2017 (December 31, 2016 - $6,113,000).

(2) Includes assets under construction of $1,833,000 at September 30, 2017 (December 31, 2016 - $nil).

(3) On January 16, 2017, we entered into an option agreement with Silver One Resources Inc. ("Silver One") in respect of our Candelaria project in the United States for consideration consisting of $1,000,000 worth of Silver One shares issued on January 20, 2017, and three further optional annual installments of $1,000,000 worth of Silver One shares. Under the terms of this agreement, Silver One will have three years to evaluate the Candelaria project.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

Impairment reversal of non-current assets

On May 31, 2017 we formed the Puna Operations joint venture (note 3), which is estimated to have an operating life of approximately eight years. As a result of this transaction the operating life extension was considered to be an indicator of reversal of previous impairments that had been recognized against Pirquitas plant assets.

The maximum impairment reversal that is permitted is to return the asset balance to the carrying value at which it would have been had no previous impairments been recorded, which was $24,357,000 higher than the existing carrying value.

We determined that the fair value less cost to dispose of the cash generating unit significantly exceeded the maximum permitted impairment reversal. A discounted cash flow analysis was performed using a discount rate of 10% and the following estimated metal prices;

	2017	2018	2019	2020	LT
Silver / oz	$17.93	$18.72	$19.14	$19.53	$19.65
Lead / lb	$1.01	$1.03	$1.02	$0.99	$0.94
Zinc / lb	$1.27	$1.31	$1.24	$1.18	$1.06

As a result we recognized an impairment reversal of $24,357,000 in the three and nine months ended September 30, 2017.

7.	PROVISIONS

	September 30, 2017		December 31, 2016
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	9,425	41,949	67,130	—
Restructuring provision (2)	—	—	7,329	—
Close down and restoration provision (3)	8,318	51,999	8,347	55,562
Other provisions	952	—	—	—
	18,695	93,948	82,806	55,562

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that the Pirquitas mine was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Under the conditions of the moratorium, which converts the export duty liability to ARS, we have agreed to pay ARS 1,057,444,000 ($68,621,000 undiscounted) with a 5% down payment initially and the balance in installments over 60 months. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

With our entry into the tax moratorium for resolution of our export duty dispute, we are no longer challenging the legality of the application of the export duty other than with respect to our right for reimbursement of the $6,646,000 of export duty that we paid. Export duties were removed effective February 12, 2016. At December 31, 2016 we had accrued a provision for $67,130,000 for unpaid duties but had not accrued for potential interest and penalties.

Entering the tax moratorium resolves the existing liability, and we have recognized the new ARS liability at estimated net present value of future cash outflows by discounting expected future payments using a discount rate of 20% per annum over the 60-month period. We paid 5%, or $3,431,000, when entering the moratorium on March 31, 2017 and recognized the reduction in the liability of $4,303,000 within cost of sales. We subsequently paid principal and interest of $9,168,000

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

under the moratorium and recognized interest expense of $5,763,000 in the period from March 31, 2017 to September 30, 2017.

(2)	As at September 30, 2017, all employee termination benefits as a result of the Pirquitas pit closure in 2017 were paid, and the remaining provision of $1,105,000 was released in the period.

(3)
Following notice of our intent to exercise our option on the Chinchillas project (note 3), we re-assessed the estimated timing of reclamation cash flows for the Pirquitas property. The extension of the life of the Pirquitas plant has resulted in cash flows related to decommissioning the plant, being delayed by approximately eight years. The impact was a net reduction of our close down and restoration provision of $5,377,000, of which there was a reduction recorded against the carrying value of the plant of $8,954,000, and an increase in other costs of reclamation due to inflation in our cost estimates of $3,577,000.

8.	NET INCOME PER SHARE

The calculations of basic and diluted earnings per share are based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Net income	1,821	38,042	54,616	52,825
Net income attributable to non-controlling interests	754	—	1,183	—
Net income attributable to equity holders of SSR Mining	1,067	38,042	53,433	52,825

Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	—	3,646	—	—
Net income used in the calculation of diluted net income per share	1,067	41,688	53,433	52,825

Weighted average number of common shares issued (thousands)	119,591	119,163	119,512	97,851
Adjustments for dilutive instruments:
Stock options (thousands)	952	1,923	1,190	1,294
Convertible notes (thousands)	—	13,250	—	—
Weighted average number of common shares for diluted net income per share (thousands)	120,543	134,336	120,702	99,145

Basic net income per share attributable to equity holders of SSR Mining	$0.01	$0.32	$0.45	$0.54
Diluted net income per share attributable to equity holders of SSR Mining	$0.01	$0.31	$0.44	$0.53

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2017 and 2016 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Equity-settled plans
Cost of inventory	54	33	137	64
General and administrative expenses	407	648	1,487	1,893
Exploration, evaluation and reclamation expenses	11	9	30	28
Cash-settled plans
Cost of inventory	351	833	(1,155)	2,364
General and administrative expenses	1,447	(218)	4,736	7,867
Exploration, evaluation and reclamation expenses	22	30	(24)	102
	2,292	1,335	5,211	12,318

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	OPERATING SEGMENTS

Following the formation of the joint venture with Golden Arrow (note 3), the Pirquitas property was combined with the Chinchillas project into the Puna Operations operating segment and the segment has been amended accordingly. The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	49,395	27,652	28,958	—	—	106,005
Cost of inventory	(26,507)	(13,799)	(20,445)	—	—	(60,751)
Depletion, depreciation and amortization	(11,699)	(10,210)	(1,928)	—	—	(23,837)
Restructuring costs	—	—	1,105	—	—	1,105
Cost of sales	(38,206)	(24,009)	(21,268)	—	—	(83,483)
Income from mine operations	11,189	3,643	7,690	—	—	22,522

Exploration, evaluation and reclamation expenses	(524)	(1,102)	(96)	(3,364)	—	(5,086)
Operating income (loss)	10,665	2,540	6,658	(3,570)	(5,900)	10,393
Income (loss) before income tax	10,907	2,655	3,028	(7,245)	(7,170)	2,175

Interest expense and other finance costs	(321)	(46)	(3,569)	—	(5,492)	(9,428)
Income tax (expense) recovery	(2,366)	608	(84)	—	1,488	(354)

As at September 30, 2017
Total assets	444,934	419,305	142,676	74,021	418,284	1,499,220
Non-current assets	227,906	353,176	46,764	95,367	849	724,062
Total liabilities	(75,913)	(89,065)	(84,639)	(10,924)	(249,723)	(510,264)

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

Three months ended September 30, 2016	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	62,831	29,214	51,336	—	—	143,381
Cost of inventory	(29,928)	(16,723)	(18,573)	—	—	(65,224)
Depletion, depreciation and amortization	(9,747)	(8,365)	(855)	—	—	(18,967)
Cost of sales	(39,675)	(25,088)	(19,428)	—	—	(84,191)
Income from mine operations	23,156	4,126	31,908	—	—	59,190

Exploration, evaluation and reclamation expenses	(64)	(758)	(32)	(3,237)	(189)	(4,280)
Operating income (loss)	23,068	3,344	32,074	(3,524)	(4,714)	50,248
Income (loss) before income tax	21,664	3,293	28,984	(6,814)	(6,128)	40,999

Interest expense and other finance costs	(336)	(14)	(857)	(21)	(5,233)	(6,461)
Income tax (expense)	(5,342)	(509)	—	—	2,894	(2,957)

As at December 31, 2016
Total assets	394,963	420,796	130,466	77,138	415,325	1,438,688
Non-current assets	253,373	370,141	26,007	71,441	994	721,956
Total liabilities	(75,101)	(91,627)	(117,091)	(7,146)	(245,844)	(536,809)

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	OPERATING SEGMENTS (Cont'd)

Nine months ended September 30, 2017	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	185,608	77,762	77,522	—	—	340,892
Cost of inventory	(93,423)	(37,218)	(50,682)	—	—	(181,323)
Depletion, depreciation and amortization	(38,296)	(27,824)	(6,249)	—	—	(72,369)
Export duty (note 7)	—	—	4,303	—	—	4,303
Restructuring costs	—	—	570	—	—	570
Cost of sales	(131,719)	(65,042)	(52,058)	—	—	(248,819)
Income from mine operations	53,889	12,720	25,464	—	—	92,073

Exploration, evaluation and reclamation expenses	(1,529)	(3,922)	(3,689)	(7,398)	(272)	(16,810)
Impairment reversal (note 6)	—	—	24,357	—	—	24,357
Operating income (loss)	52,313	8,798	44,613	(8,021)	(16,308)	81,395
Income (loss) before income tax	52,281	8,800	39,470	(11,607)	(28,293)	60,651

Interest expense and other finance costs	(1,086)	(153)	(8,184)	(12)	(16,215)	(25,650)
Income tax (expense) recovery	(9,623)	2,347	(102)	—	1,343	(6,035)

Nine months ended September 30, 2016	Marigold mine	Seabee Gold Operation	Puna Operations (i)	Exploration and evaluation properties	Other reconciling items (ii)	Total
	$	$	$	$	$	$
Revenue	179,770	43,651	140,248	—	—	363,669
Cost of inventory	(95,991)	(29,944)	(58,462)	—	—	(184,397)
Depletion, depreciation and amortization	(31,755)	(8,365)	(11,090)	—	—	(51,210)
Export duties	—	—	(1,512)	—	—	(1,512)
Cost of sales	(127,746)	(38,309)	(71,064)	—	—	(237,119)
Income from mine operations	52,024	5,342	69,184	—	—	126,550

Exploration, evaluation and reclamation expenses	(304)	(809)	(104)	(9,880)	(1,141)	(12,238)
Operating income (loss)	51,726	4,476	68,343	(9,922)	(25,524)	89,099
Income (loss) before income tax	46,335	4,649	58,307	(12,886)	(34,026)	62,379

Interest expense and other finance costs	(1,051)	(30)	(2,859)	(75)	(15,556)	(19,571)
Income tax (expense)	(11,363)	(471)	—	—	2,280	(9,554)

(i) We fully consolidate Puna Operations which includes non-controlling interest portion of revenues, and income from mine operations for the three months ended September 30, 2017 of $7,020,000 and $1,892,000, respectively, (2016: $nil and $nil) and the nine months ended September 30, 2017 of $9,466,000 and $2,544,000, respectively, (2016: $nil and $nil)
(ii) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at September 30, 2017				Fair value at December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	19,552	—	19,552	—	35,590	—	35,590
Marketable securities	109,721	—	—	109,721	146,887	—	2,057	148,944
Other financial assets	—	—	17,511	17,511	—	—	5,873	5,873
Accrued liabilities	—	12,095	—	12,095	—	12,170	—	12,170
	109,721	31,647	17,511	158,879	146,887	47,760	7,930	202,577

Fair values disclosed
Convertible notes	266,357	—	—	266,357	245,515	—	—	245,515
	266,357	—	—	266,357	245,515	—	—	245,515

There were no transfers between Level 1 and Level 2 fair value measurements. During the three and nine months ended September 30, 2017 we transferred $2,057,000 from Level 3 to Level 1 following the reverse take-over ("RTO") of Huayra Minerals Corporation ("HMC"), as discussed below; the shares of a previously private company that we classified as Level 3 became publicly traded and the fair value is now based upon observable market data. There were no reclassifications during 2016.

Reverse takeover of HMC
On April 24, 2017, HMC completed a RTO with AbraPlata Resource Corp. ("AbraPlata"). As a result of the RTO, our shares in HMC were exchanged on a one-for-one basis for 11,295,000 common shares of AbraPlata, representing 19.9% of the total issued and outstanding common shares of AbraPlata as of April 24, 2017. We also received a cash installment of $500,000 on April 30, 2017.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and nine months ended September 30, 2017 and 2016 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Trade and other receivables	7,814	(13,593)	17,293	(37,008)
Inventory	1,948	9,502	(6,427)	15,354
Trade and other payables	(3,519)	1,273	(12,335)	3,061
Provisions	(264)	(4,202)	(7,454)	(3,401)
	5,979	(7,020)	(8,923)	(21,994)

Subsequent to September 31, 2017 we sold 1.5 million shares of Pretium Resources Inc. realizing pre-tax cash proceeds of $14,244,000.
Other items impacting operating cash flows during the three and nine months ended September 30, 2017 and 2016 are as follows:

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SSR Mining Inc. (formerly Silver Standard Resources Inc.)
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Share-based payments	472	690	1,654	1,985
Export duty adjustment in cost of sales	—	—	(4,303)	—
Change in estimate of close down and restoration provision	—	—	3,577	—
Other	685	994	4,004	3,625

	1,157	1,684	4,932	5,610

During the three and nine months ended September 30, 2017 and 2016 we conducted the following non-cash investing and financing transactions:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Common shares issued pursuant to the acquisition of Seabee Gold Operation	—	—	—	(325,202)
Options issued pursuant to the acquisition of Seabee Gold Operation	—	—	—	(4,045)
Transfer of share-based payment reserve upon exercise of stock options	(358)	(2,090)	(1,004)	(4,115)
Marketable securities provided as consideration for exploration and evaluation expenses	—	—	—	(388)
Shares received from sale of mineral properties	323	—	1,992	—

	(35)	(2,090)	988	(333,750)

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